October 5, 2007
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Kate Tillan

Re:	SEC Comments of September 24, 2007
Dear Ms. Tillan:
This letter is in response to your comment letter dated September 24, 2007. The company acknowledges that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filing:

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely,
/s/ Debra Young

Debra Young
Vice President & Chief Financial Officer